March 25, 2005

via U.S. Mail							via facsimile

Mr. Robert Dinning						Mr. Dennis Brovarone
Director, Chief Financial Officer, Secretary			(303) 466-
4826
Apolo Gold Inc.
#1209-409 Granville St.
Vancouver, British Columbia V6C 1T2

Re:	Apolo Gold Inc.
		Schedule 14A
      Supplemental Draft Response filed on March 21, 2005
	File No. 0-27791

	Form 10-KSB for the year ended June 30, 2004
	Filed August 30, 2004
	File No. 0-27791

Forms 10-QSB for the quarters ended September 30, 2004 and December
31, 2004, as amended
Filed November 12, 2004 and February 11, 2005

Dear Mr. Dinning:

      We have limited our review of your above Schedule 14A to your letter dated March 21, 2005, your proposed changes to the Schedule 14A, and to each amended Form 10-QSB, and have the following comments.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Schedule 14A

Proposal 1 - Election of Directors

1. We note the disclosure that Mr. Kincaid has negotiated several transactions in the Middle East, including Libya. We also note the disclosure that Mr. Kincaid "will be involved in ongoing negotiations in Libya" as the Company pursues opportunities there. Supplementally explain, with a view towards disclosure, the nature and extent of the
Company`s business interests and negotiations in Libya. In addition, advise us whether or not Mr. Kincaid will serve as the Company`s point person for pursuing business opportunities in Libya. In view of the fact that Libya has been identified by the U.S. State Department as a state sponsor of terrorism, please also advise us of the materiality to the Company of conducting operations in Libya, and give us your view as to whether those operations would constitute a material investment risk for your security holders. We may have further comments.

Proposal 3 - Amend the Articles of Incorporation to authorize a
Class
of Preferred Stock

2. We note your response to our comment disclosing your specific plans for the 5,000,000 share Series A Preferred Stock. However, we note that you have not explained your plans for the other
20,000,000
preferred shares you seek to create. Do you have any current plans, proposals, or arrangements to issue any of those additional shares?
For example, are there any proposals or plans to acquire any business or engage in any investment opportunity with the additional shares?
If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

Further, in this regard, please clarify whether the Series A
Preferred Stock is being issued as part of your acquisition of a
22%
interest in the Kazakhstan oil property. If so, include all of the information required by Schedule 14A with respect to the acquisition.
Refer to Note A of Schedule 14A.

Forms 10-QSB

Controls and Procedures

3. Item 307 of Regulation S-B requires the effectiveness of the small business issuer`s disclosure controls and procedures to be evaluated as of the end of the period covered by the report. Ensure that your evaluation of the effectiveness of disclosure controls and procedures was conducted as of the end of the period covered by the report and revise this section to reflect such date of the evaluation.

4. This section indicates that "[t]here have been no significant changes in the Company`s internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company completed its evaluation." Revise to comply with Item 308(c) of Regulation S-B. Specifically, disclose whether there have been "any changes," as opposed to "significant changes." Consult the last paragraph of section II.J. found in Release No. 33-8238 for additional guidance.

Further, revise this section to address change(s) that "materially affect, or is reasonably likely to materially affect," rather than "significantly affect" the Company`s internal control over financial reporting.

5. You cite to the incorrect rule for the definition of "disclosure controls and procedures." Revise to reflect the correct rule. See Rules 13a-15(e) and 15d-15(e) for additional guidance.
Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct any questions regarding this matter to Jason Wynn, at
(202) 824-5665, or in his absence, to Tangela Richter, Branch
Chief,
at (202) 942-1837.   Please send all correspondence to us at the
following ZIP code:  20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director


cc: 	J. Wynn
	T. Richter


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Apolo Gold Inc.
March 25, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE

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